September 4, 2007

Via Edgar and Federal Express

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-6010

Re:	China Architectural Engineering, Inc.
Pre-effective Amendment 4 to Registration Statement on Form S-1
Filed July 11, 2007
File No. 333-138603

Ladies and Gentlemen:

On behalf of China Architectural Engineering, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 5 on Form S-1/A (“Amendment No. 5”) to registration statement that was originally filed on Form SB-2 on November 13, 2006 and as amended by Amendment No. 1 on Form S-1/A filed on February 5, 2007, Amendment No. 2 on Form S-1/A filed on March 13, 2007, Amendment No. 3 on Form S-1/A filed on June 7, 2007 and Amendment No. 4 on form S-1/A filed on July 11, 2007 (“Amendment No. 4”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 5, in a clean and marked version to show changes from Amendment No. 4. We have been advised that changes in Amendment No. 5 compared against Amendment No. 4, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 4, the Commission issued a comment letter dated July 23, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

General

1.
Comment: Refer to prior comments 1 and 2 in our June 18, 2007 letter. We note that China Architectural Engineering, Inc. or CAEI has amended the registration statement to register for resale 1,766,974 shares of common stock into which the bonds issued in the April 12, 2007 private placement are convertible. As comment 1 in our June 18, 2007 letter indicates, our position is that it is inappropriate to sell securities privately after a registration statement has been filed and then include those securities for resale in the previously filed registration statement. If you would like to register those shares for resale, please register them on a new registration statement.

Response: We respectfully note your comment and have amended the registration statement to remove from registration for resale the 1,766,974 shares of common stock that are issuable upon conversion of the bonds.

Pamela A. Long
September 4, 2007

2.
Comment: Revised disclosure on page 4 and elsewhere indicates that CAEI has entered into an agreement with WestPark Capital, Inc. and FirstAlliance Financial Group, Inc. under which they waived the penalty provision. Please file the agreement as an exhibit to the registration statement.

Response: We respectfully note your comment and have filed as exhibits the relevant documents, which are (i) the Registration Rights Agreement dated October 17, 2006 entered into by the Company and each of First Alliance Financial Group, Inc. and WestPark Capital, Inc. Affiliates and (ii) the Waiver of Penalties of Registration Rights dated July 3, 2007 entered into by the same parties on . The foregoing exhibits to the registration statement are labeled as Exhibit 10.16 and Exhibit 10.16(a), respectively.

Recent Events, page 4

3.
Comment: We note your response to prior comment 1 from our letter dated June 27, 2007. As noted in our prior comment, it appears from your disclosures on page 5 concerning the October 2006 private placement that you were required to use your reasonable best efforts to cause the current Form S-1 to become effective within 180 days after the closing of your share exchange, and you have passed that deadline. As previously requested, please revise your disclosure to clarify whether you have incurred any penalties under this agreement. If so, please tell us how you are accounting for such penalties and provide the appropriate disclosures in your 2007 interim financial statements. Refer to FSP EITF 00-19-2.

Response: We respectfully note your comment and supplementally inform you that the October 2006 private placement investors have agreed to waive the penalties included in the Registration Rights agreement. In accordance with the terms of the Subscription Agreement, the waiver of the penalties has been agreed to by shareholders holding more than a majority of the shares sold in the October 2006 private placement. As a result, the penalty provision has been waived. A copy of the Waiver Agreement has been filed as an exhibit to the registration statement. The Company has concluded that it is using its best efforts to complete the registration process. The Company has considered the issues raised by FSP EITF 00- 19-2 and believes that no accrual of penalties is required since the holder’s have fully and irrevocably waived the penalties. The disclosures have been revised to reflect the foregoing.

2007 Equity Incentive Plan, page 56

4.
Comment: Please summarize the principal provisions, including term, of the 2007 equity incentive plan. Further, file the plan as an exhibit to the registration statement, or incorporate it by reference to exhibit 10.1 that was filed in the current report on Form 8-K dated July 9, 2007 and filed July 12, 2007.

Response: We respectfully note your comment and have included the principal provisions of the 2007 Equity Incentive Plan in the registration statement and incorporated the plan by reference to exhibits that were filed in the current report on Form 8-K filed with July 12, 2007.

Policy for Approval of Related Party Transactions, page 58

5.
Comment: Disclosure indicates that CAEI intends to adopt a formal related party approval policy once it establishes an audit committee. Since revised disclosure on page 53 states that CAEI established an audit committee in July 2007, update the disclosure here to reflect the status and terms of the related party approval policy.

Response: We respectfully note your comment and have revised the disclosure under Policy for Approval of Related Party Transactions to reflect the establishment of the Company’s Audit Committee in July 2007.

Pamela A. Long
September 4, 2007

Lock-Up Agreements, page 65; Underwriting, page 66

6.
Comment: We note the revised disclosure concerning lock-up agreements. Confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their securities before the lock-ups' expiration periods. Also describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of securities by those persons before the lock-ups' expiration periods.

Response: We respectfully note your comment and supplementally inform you that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their securities before the lock-ups' expiration periods. We have revised the disclosures to reflect the foregoing, in addition to the factors that the underwriters would consider in determining whether to consent to the sale of securities by those persons before the lock-ups' expiration periods.

Consolidated Statements of Stockholders' Equity, page F-5

7.
Comment: If you wish to continue to present an equity statement for the 2006 interim period, please revise the equity balances presented for January 1, 2006 so that they agree with the January 1, 2006 equity balances seen in your annual financial statements on page F-27.

Response: We respectfully note your comment and have revised the equity balances presented for January 1, 2006 to agree with the annual financial statements.

Note 9. Common Stock and Additional Paid In Capital, page F-19

8.
Comment: The phrase "after the Company has obtained the required clearances from the Securities and Exchange Commission" may imply that the Commission or its staff bears responsibility for the disclosures in the registration statement. Please delete this sentence or revise to refer to effectiveness of the registration statement.

Response: We respectfully note your comment and have removed the phrase “after the Company has obtained the required clearances from the Securities and Exchange Commission" from the disclosure under Note 9.

Note 15. Subsequent Event, page F-21

9.	Comment: We note your response to our prior comment 5 from our letter dated June 27, 2007 and have the following additional comments:

•
We read that you allocated the proceeds from your issuance of convertible bonds and bond warrants between the two different securities on the basis of their market values. Please quantify for us the market value that you calculated for your convertible bonds and the market value that you calculated for your bond warrants, and briefly explain to us how you calculated these values.

Pamela A. Long
September 4, 2007

•
We read that your convertible bonds do not contain a beneficial conversion feature. To help us better understand this matter, please quantify for us the fair value of your common stock as of the commitment date for these bonds, which we assume would be April 12, 2007. If the fair value of your stock on the commitment date was less than $3.00 per share, please provide us a detailed explanation of how you determined this fair value. In this regard, we note that your current S-1 indicates that you expect to sell common stock in your IPO for a minimum of $3.00 per share, and it is unclear to us that the fair value of your stock would change significantly between April 2007 and the date that your IPO goes effective. Please also provide us your calculation of the intrinsic value of the conversion feature in your convertible bonds. Refer to EITF 98-5 and EITF 00-27.

Response: We have revised our analysis of the valuation of the bond and warrants and have determined that a beneficial conversion feature will be recorded on the transaction. In consultation with our financial consultants and investment banker, we considered the issue of the fair value of our shares at the date of the bond sale and determined the appropriate fair value should be $3.50 per share. This value is the mid-range of the expected public offering price that has been set by the Company with its underwriters at between $3.00 and $4.00 per share. Accordingly, we concluded that the mid-range is the best estimate of the fair value of the shares at April 12, 2007. In order to determine if a beneficial conversion feature existed, we valued the warrants using a Black -Sholes option-pricing model using a life of three years (the contractual life of the warrants), a volatility factor of 48% (determined pursuant to an analysis performed by the underwriter), a risk-free interest rate of 5%, and no dividends. We then calculated the relative value of the bonds and the warrants as described in APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. The bonds represented approximately 78% of the relative value and the warrants 22% of the relative value. We then recalculated the conversion price by subtracting the value assigned to the warrants from the bond offering gross proceeds and derived the relative value of the bonds. We divided that amount by the 2,857,143 shares issuable upon conversion ($10,000,000/$3.50), and determined an effective conversion price of $2.64. The effective conversion price was $0.86 per shares less then the fair value of $3.50, which resulted in a beneficial conversion feature of $2,467,951 (2,857,143 shares x $0.86/share), which we recorded as a discount on the bond with an offsetting entry to additional paid-in capital. The relative value of the warrants was $2,167,950, which was also recorded as a discount on the bond with an offsetting entry to additional paid-in capital. These amounts will be charged to interest expense of the life of the bond. This accounting is in accordance with the requirements of EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”.

•
We read that you believe it is appropriate to classify your bond warrants as equity because management can control the number of shares to be issued to WestPark affiliates and FirstAlliance, notwithstanding any provision in the registration rights agreement. Please explain to us in detail how you believe that you can control the number of shares issued under this registration rights agreement, and tell us the legal basis for your belief. For example, if the registration rights agreement states that you have the ability to control the number of shares issued, you should provide us a copy of that section of the agreement to clarify this matter. Alternatively, if you do not have a legal basis for restricting the shares issued under this registration rights agreement, you should provide us a detailed analysis of each of the criteria in EITF 00-19 to demonstrate to us how these bond warrants should be classified.

Response: We believe that the warrants are properly classified as an equity instrument. Our prior response was not intended to imply that we are able to control the actions of the holders. However, the registration rights agreement is a “best efforts” agreement and has no penalty for the inability to have an effective document. The number of shares that WestPark affiliates and FirstAlliance can register is limited to the number of shares that they own at any one time. With respect to the warrants, they are limited to 800,000 shares upon exercise, adjusted only for equity restructurings as defined by FASB 123R. Accordingly, we believe that the warrants are appropriately accounted for as equity. In an effort to respond completely as possible, we have analyzed the bonds and warrants under each of the criteria of EITF 00-19 as follows:

Pamela A. Long
September 4, 2007

•	The arrangement permits the Company to settle the warrants with unregistered shares.

▪
In the Warrant and Bond Agreements, there were no explicit requirements that the Company deliver registered shares to the warrant holder upon exercise (that is, delivering unregistered shares was acceptable). Additionally, the Registration Rights Agreement did not contain a provision that the Company must deliver registered shares to the holders upon exercise of the warrant (again, unregistered shares were acceptable).

•	The Company has sufficient authorized and unissued shares available to settle the warrants for the length of the warrant.

▪	The Company has sufficient authorized and unissued shares available to settle the warrants for the length of the warrant and for the share issuable on conversion of the bonds.

•	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

▪
The contract states the number of warrants that could be issued subject only to an equity restructuring as defined by FASB 123R. The convertible bonds have possible resets that will not result in a fixed number of shares; however, the agreement has an explicit limit on the number of shares that can be issued.

•	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

▪	No penalties exist in the registration rights agreement and if they did, we believe EITF 00-19-2 with respect to registration rights agreement accounting would make this section moot in our case,

•
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with a full return.

▪	There were no required cash payments.

•	The contract requires net-cash settlement only in specific circumstances in which the holders of shares underlying the contract also would receive cash in exchange for their shares.

▪	There were no required cash payments in the warrants and only normal repayment obligation in the bonds,

Pamela A. Long
September 4, 2007

•	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract

▪	There were no additional rights given to the warrant or bond holders.

•	There is no requirement in the contract to post collateral at any point of for any reason

▪	There was no requirement for collateral at any point during the warrant or bond term.

Accordingly, our analysis indicates that the beneficial conversion feature and the warrants are properly accounted for as equity.

Consolidated Statements of Stockholders' Equity, page F-26

10.	Comment: We note your response to prior comment 8 from our letter dated June 27, 2007 and have the following additional comments:

•
Comment: We note the line item on your 2006 equity statement labeled "Additional paid in capital from issuance of common stock in cash and from conversion of original capital from Full Art." As a substantial portion of this balance relates to stock issued to third parties for services, please revise the title of this line to clarify this matter.

Response: We respectfully note your comment and have revised the title of this line item on page F-26.

•
Comment: Please refer to the third bullet point of our prior comment 8. Your response indicates that the addition to paid in capital of $37,582 as seen in note 11 represents Full Art's capital account balance left over after the reverse merger exchange of shares with the shell company. We note that Full Art's equity accounts are included in these financial statements for all periods presented and that periods prior to the reverse merger with CAEI have been properly restated to reflect the reverse merger as a recapitalization of Full Art. It remains unclear to us why an additional adjustment is needed to Full Art's equity in the amount of $37,582. Please explain this matter to us in detail, and tell us where you recorded the offsetting debit for this amount.

Response: We respectfully note your comment and have reversed the $37,582 from additional paid-in capital back to retained earnings.

Pamela A. Long
September 4, 2007

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.
Thomas J. Poletti, Esq.

cc:	Luo Ken Yi, China Architectural Engineering, Inc.
Edward M. Kelly, U.S. Securities and Exchange Commission